

Mail Stop: 3628

May 13, 2016

Via E-mail
David Traitel
Chief Executive Officer
Ladder Capital Commercial Mortgage Securities LLC
345 Park Avenue
8th Floor
New York, New York 10154

>   **Re: Ladder Capital Commercial Mortgage Securities LLC**
>   **Amendment No. 2 to Registration Statement on Form SF-3**
>   **Filed April 29, 2016**
>   **File No. 333-209731**

Dear Mr. Traitel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2016 letter.

Form of Prospectus

Limited Information Causes Uncertainty, page 77

1. We note your response to comment 2 and reissue in part. While your revisions provide more specific information to clarify the type of information that you do not intend to include in periodic reports, you have not further revised the risk factor to explain why the lack of this particular type of information in periodic reports will make the offering more speculative or risky. Please revise.

Exhibit 5.1

2. We note your response to comment 5 that an issuing entity will be a New York common law trust and the pooling and servicing agreement will be governed by the laws of New York. It remains unclear how counsel is able to give the opinion that the certificates will be "validly issued" without also considering the laws of the state of Delaware, which is the state in which the depositor is organized. Staff understands the phrase "validly issued" to mean, among other things, that the registrant is validly existing under the laws of the jurisdiction in which it is organized and has the power under the applicable statute and its governing documents to create the specific securities issued. We note that the depositor is the party to the pooling and servicing agreement that causes the creation of the securities. The staff also understands the phrase "validly issued" to mean that the steps taken by the registrant to create and issue the securities satisfied any procedural requirements of the applicable statute and any applicable provision of the registrant's governing document. Refer to Corporation Finance Staff Legal Bulletin No. 19 Section II.B.1.b. Please revise your legal opinion or advise.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3313 if you have questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP
       Jeffrey Rotblat, Cadwalader, Wickersham & Taft LLP